UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        HARBORSIDE HEALTHCARE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  411614-4-0-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   Scott D. Spelfogel, Esq., 470 Atlantic Avenue, Boston, Massachusetts 02210,
                            Tel. No.: (617) 423-2233
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 11, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 250.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 411614-4-0-7                                         Page 2 of 8 Pages
          ------------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          The Berkshire Companies Limited Partnership
          04-299-9701

2         Check the Appropriate Box if a Member of a Group
          (See Instructions)                                             (A) [ ]
                                                                         (B) [X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

6         Citizenship or Place of Organization

          Massachusetts

                                7         Sole Voting Power

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          0

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          0

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          0%

14        Type of Reporting Person (See Instructions)

          PN

                                  SCHEDULE 13D

CUSIP No. 411614-4-0-7                                         Page 3 of 8 Pages
          ------------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          KGP-1, Inc.
          04-296-2324

2         Check the Appropriate Box if a Member of a Group
          (See Instructions)                                             (A) [ ]
                                                                         (B) [X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

6         Citizenship or Place of Organization

          Massachusetts

                                7         Sole Voting Power

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          0

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          0

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          0%

14        Type of Reporting Person (See Instructions)

          CO

                                  SCHEDULE 13D

CUSIP No. 411614-4-0-7                                         Page 4 of 8 Pages
          ------------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          KGP-2, Inc.
          04-296-2323

2         Check the Appropriate Box if a Member of a Group
          (See Instructions)                                             (A) [ ]
                                                                         (B) [X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

6         Citizenship or Place of Organization

          Massachusetts

                                7         Sole Voting Power

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          0

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          0

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          0%

14        Type of Reporting Person (See Instructions)

          CO

                                  SCHEDULE 13D

CUSIP No. 411614-4-0-7                                         Page 5 of 8 Pages
          ------------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Douglas Krupp

2         Check the Appropriate Box if a Member of a Group
          (See Instructions)                                             (A) [ ]
                                                                         (B) [X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

6         Citizenship or Place of Organization

          United States

                                7         Sole Voting Power

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          0

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          0

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [X]

13        Percent of Class Represented by Amount in Row (11)

          0%

14        Type of Reporting Person (See Instructions)

          IN

                                  SCHEDULE 13D

CUSIP No. 411614-4-0-7                                         Page 6 of 8 Pages
          ------------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          George Krupp

2         Check the Appropriate Box if a Member of a Group
          (See Instructions)                                             (A) [ ]
                                                                         (B) [X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

6         Citizenship or Place of Organization

          United States

                                7         Sole Voting Power

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          0

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          0

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [X]

13        Percent of Class Represented by Amount in Row (11)

          0%

14        Type of Reporting Person (See Instructions)

          IN

CUSIP No. 411614-4-0-7                                         Page 7 of 8 Pages
          ------------

         This Amendment No. 2 to the Schedule 13D, dated as of June 14, 1996 and amended as of May 11, 1998, filed by the Reporting Parties (as defined below) with the Securities and Exchange Commission (the "Commission") amends and restates Items 1 and 5 in their entirety and amends Item 2 with the information set forth under the caption "Item 2" below.

Item 1.  Security and Issuer.

         This Schedule relates to shares of Class A Common Stock, par value $0.01 per share (the "Common Stock"), of Harborside Healthcare Corporation, a Delaware corporation (the "Company"). Prior to the effective time of the Merger (as defined below), the Common Stock was the only class of common stock of the Company outstanding and was denominated solely as "Common Stock." The principal executive offices of the Company are located at 470 Atlantic Avenue, Boston, Massachusetts 02210.

Item 2.  Identity and Background.

         As of the effective time of the Merger, Douglas Krupp resigned from his position as a director of the Company.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the effective time of the Merger, neither Enterprises nor any of the Reporting Parties beneficially owned any shares of Common Stock.

             KGP-1 and KGP-2 are the general partners of BCLP and KGP-1 is the general partner of Enterprises. By virtue of their interests in KGP-1 and KGP-2, George Krupp and Douglas Krupp may be deemed to beneficially own the shares of Common Stock held of record by BCLP and Enterprises.

             Simultaneously with the filing hereof, a separate Schedule 13D is being filed on behalf of each of The George Krupp 1994 Family Trust ("GKFT") and The Douglas Krupp 1994 Family Trust ("DKFT"). By virtue of the terms of GKFT and DKFT, each of George Krupp and Douglas Krupp may be deemed to beneficially own the shares of Common Stock held by GKFT and DKFT, respectively, by reason of their power to substitute trust property. Each of George Krupp and Douglas Krupp disclaims beneficial ownership of the shares of Common Stock held by GKFT and DKFT, respectively. All such disclaimed shares are not shown herein as beneficially owned by George Krupp or Douglas Krupp, respectively.

         (b) Not applicable.

         (c) Immediately prior to the effective time of the Merger, BCLP and Enterprises were the record owners of 2,696,903 and 63,360 shares of Common Stock, respectively. As of the effective time of the Merger, each share of Common Stock held of record by BCLP and Enterprises was converted into the right to receive $25.00 per share pursuant to the Merger Agreement. Except as set forth in this paragraph, none of the Reporting Parties has effected any transaction in shares of Common Stock during the preceding 60 days.

         (d) Not applicable.

         (e) On August 11, 1998, each of the Reporting Parties ceased to be the beneficial owner of more than five percent of the outstanding Common Stock.

CUSIP No. 411614-4-0-7                                         Page 8 of 8 Pages
          ------------

                                   Signatures

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 19, 1998


THE BERKSHIRE COMPANIES LIMITED PARTNERSHIP

By: KGP-1, Inc., its general partner

By: /s/ Douglas Krupp
---------------------
Name:  Douglas Krupp
Title: President


KGP-1, Inc.

By: /s/ Douglas Krupp
---------------------
Name:  Douglas Krupp
Title: President


KGP-2, Inc.

By: /s/ Douglas Krupp
---------------------
Name:  Douglas Krupp
Title: President


         *
---------------------
George Krupp


/s/ Douglas Krupp
-----------------
Douglas Krupp


*  By: /s/ Douglas Krupp
   ---------------------
   Name:  Douglas Krupp
   Attorney-in-fact